Impac Mortgage Holdings, Inc.

19500 Jamboree Road

Irvine, CA 92612

December 16, 2019

VIA EDGAR

Mr. Ronald Alper, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             Impac Mortgage Holdings, Inc.

Registration Statement on Form S-3

Filed December 6, 2019

File No. 333-235405

Dear Ms. Gorman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), respectfully requests that the effective date for the Company’s Registration Statement on Form S-3, originally filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2019 be accelerated so that it will be declared effective at 4:00 pm Eastern time, on Thursday, December 19, 2019, or as soon thereafter as is practicable.

If you need anything further, please contact Craig Miller of Manatt, Phelps & Phillips, LLP at 415-291-7415.

Sincerely yours,

Impac Mortgage Holdings, Inc.

By:	/s/ Nima J. Vadhat
Nima J. Vadhat
General Counsel

cc:	Craig D. Miller, Esq.